PUTNAM INVESTMENTS news

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FOR IMMEDIATE RELEASE

CONTACT:  Nancy Fisher             Laura McNamara
          Putnam Investments       Putnam Investments
          617-760-1608             617-760-1108

             PUTNAM ANNOUNCES PROPOSED FUND MERGER

BOSTON - (October 19, 2004) - Putnam Investments today announced that the Trustees of The Putnam Funds have approved in principle the merger of Putnam Municipal Income Fund into Putnam Tax-Free High Yield Fund.

The merger is part of Putnam's ongoing efforts to clarify and refine its product line. The funds under consideration for merging have similar investment objectives and strategies. Both funds invest mainly in bonds that pay interest exempt from federal income tax. Because the combined fund would have a larger asset base, investors are expected to benefit from lower expenses.

It is currently expected that the merger will be a tax-free transaction. However, there can be no assurance of the tax treatment of the merger, or that the expected benefits of the merger will be realized.

Putnam Municipal Income Fund does not expect to accept new accounts after November 15, 2004. The completion of the merger transaction is subject to significant conditions, including final approval by the Trustees and approval by shareholders of Putnam Municipal Income Fund at a shareholder meeting expected to be held within approximately the next six months. There can be no assurance that the transaction will be completed.

Putnam Municipal Income Fund: (Assets over $769 million as of September 30, 2004). The fund seeks as high a level of current income exempt from federal income taxes as Putnam Management believes is consistent with preservation of capital by combining investment grade and lower-rated municipal bonds in a nationally diversified portfolio. The combination of investment-grade bonds and higher-yielding lower-rated bonds is designed to help keep average portfolio quality high while potentially increasing the fund's income levels. The fund is currently managed by David E. Hamlin, (portfolio leader), Paul Drury, Susan A. McCormack, and James St. John (portfolio members), and the Putnam tax-exempt fixed income team.

Putnam Tax-Free High Yield Fund: (Assets over $997 million as of September 30, 2004). The fund invests in a nationally diversified portfolio of lower-rated, higher-yielding municipal bonds and investment grade municipal bonds, with approximately 40% of its portfolio invested in lower-rated bonds as of July 31, 2004. The fund seeks high current income exempt from federal income tax. The fund is currently managed by David E. Hamlin (portfolio leader), Paul Drury, Susan A. McCormack, and James St. John (portfolio members), and the Putnam tax-exempt fixed income team. Assuming completion of the proposed merger, the fund will have approximately $1.7 billion in assets.

About Putnam Investments: Founded in 1937, Putnam Investments is one of the nation's oldest and largest money management firms. As of September 30, 2004, Putnam managed $209 billion in assets, mutual fund assets were $140 billion and institutional assets were $69 billion, for nearly 11 million individual shareholders accounts and 500 institutional clients. Putnam has offices in Boston, London and Tokyo. For more information, go to www.putnaminvestments.com.

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Note:  The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to a proposed merger (which contains important information about fees, expenses and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-225-1581. The prospectus/proxy statement will also be available without charge on the SEC's website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.

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